================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------


                                SCHEDULE 14D-1/A
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 4)

                                ----------------

                              COMAIR HOLDINGS, INC.
                                (Name of Issuer)

                              DELTA AIR LINES, INC.
                         DELTA AIR LINES HOLDINGS, INC.
                               KENTUCKY SUB, INC.
                                   (Bidders)

                                ----------------

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                ----------------

                                   199789 10 8
                      (CUSIP Number of Class of Securities)

                                ----------------

                            Robert S. Harkey, Esquire
                     Senior Vice President - General Counsel
                              Delta Air Lines, Inc.
                    Hartsfield Atlanta International Airport
                             Atlanta, Georgia 30320
                                 (404) 715-2387

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                                ----------------

                                 With Copies to:

                                 Joseph Rinaldi
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                                 (212) 450-4000

                                ----------------

                                October 22, 1999

      (Date Tender Offer First Published, Sent or Given to Security Holder)

================================================================================

         CUSIP No. 199789 10 8

                                     14D-1/A

1.   NAMES OF REPORTING PERSONS

     Delta Air Lines, Inc.

     IRS IDENTIFICATION NO. 58-0218548

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     BK

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(e) OR 2(f)                                                            [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     21,072,655

8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]

9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     22.06%

10.  TYPE OF REPORTING PERSON

     CO

     CUSIP No. 199789 10 8

                                     14D-1/A

1.   NAMES OF REPORTING PERSONS

     Delta Air Lines Holdings, Inc., a wholly owned subsidiary of Delta Air Lines, Inc.

     IRS IDENTIFICATION NO. 51-0323487

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(e) OR 2(f)                                                            [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     21,072,655

8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]

9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     22.06%

10.  TYPE OF REPORTING PERSON

     CO

     CUSIP No. 199789 10 8

                                     14D-1/A

1.   NAMES OF REPORTING PERSONS

     Kentucky Sub, Inc., an indirect wholly owned subsidiary of Delta Air Lines, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
                                                                         (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(e) OR 2(f)                                                       [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     KENTUCKY

7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     21,072,655

8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                             [ ]

9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     22.06%

10.  TYPE OF REPORTING PERSON

     CO

      This Amendment No.4 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (as previously amended, the "Schedule 14D-1") originally filed on October 22, 1999, by (i) Delta Air Lines, Inc., a Delaware corporation ("Delta"), (ii) Kentucky Sub, Inc., a Kentucky corporation and an indirect, wholly owned subsidiary of Delta ("Kentucky Sub"), and (iii) Delta Air Lines Holdings, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Delta ("Delta Holdings"), relating to the offer by Kentucky Sub to purchase all of the issued and outstanding shares (the "Shares") of common stock, no par value, of Comair Holdings, Inc., a Kentucky corporation ("Comair"), at a price of $23.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 22, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and
(a)(2) to the Schedule 14D-1.

      Capitalized terms not separately defined herein shall have the meanings specified in the Schedule 14D-1.

Item 10.   Additional Information

      Item 10 (f) is hereby amended and supplemented as follows:

      The second paragraph under "Special Factors - Interests of Certain Persons in the Offer and the Merger - Chairman/Chief Executive Officer and President/Chief Operating Officer - Employment Agreements", the second paragraph under "Special Factors - Interests of Certain Persons in the Offer and the Merger - Senior Vice Presidents - Employment Agreements" and the second paragraph under "Interests of Certain Persons in the Merger-Vice Presidents - Employment Agreements", each of which is incorporated by reference in Item 10(f) of the Schedule 14D-1, are hereby amended and supplemented by adding the following sentence at the end of each such paragraph:

       "Alternatively, such employees could agree to receive such payments 45 days after the consummation of the Offer and in such event would receive interest at a rate of 8% per annum on the amounts that otherwise would have been payable upon the consummation of the Offer."

                                    SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 12, 1999                      DELTA AIR LINES, INC.


                                       By: /s/ M. Michele Burns
                                           -------------------------------------
                                           Name:  M. Michele Burns
                                           Title: Vice President and Treasurer



                                       DELTA AIR LINES HOLDINGS, INC.


                                       By: /s/ Leslie P. Klemperer
                                           -------------------------------------
                                           Name:  Leslie P. Klemperer
                                           Title: Vice President and Secretary



                                       KENTUCKY SUB, INC.


                                       By: /s/ Dean C. Arvidson
                                           -------------------------------------
                                           Name:  Dean C. Arvidson
                                           Title: Secretary